Eurasian Minerals Inc. NEWS RELEASE

Eurasian Minerals Drills 26.1 Meters Averaging 4.47 g/t Gold and 16.39 g/t Silver at the
Akarca JV Project, Northwest Turkey

Vancouver, British Columbia, July 19, 2012 (TSX Venture: EMX; NYSE MKT: EMXX; Frankfurt: 6E9) - Eurasian Minerals Inc. (the “Company” or “EMX”) is pleased to announce mid-year exploration results from the Akarca gold-silver project in northwestern Turkey. These results include an intercept from the Sarikaya Tepe Zone of 26.1 meters averaging 4.47 g/t gold and 16.39 g/t silver, with a higher-grade sub-interval of 5.8 meters averaging 13.59 g/t gold and 49.65 g/t silver. This intercept demonstrates the validity of a new target-type. These new targets consist of higher grade gold-silver mineralization hosted at the intersection of high angle vein structures and the contact between basement schists and younger, overlying clastic sedimentary units. Potential mineralization developed along this shallow dipping contact adds further exploration upside, and extends the vertical dimension of the gold-silver mineralized system. EMX is exploring the Akarca property in a joint venture with a wholly-owned subsidiary of Centerra Gold Inc. Please see www.EurasianMinerals.com for more information.

Sarikaya Tepe Prospects. Sarikaya Tepe, is a 2010 EMX discovery. Last year’s drilling delineated approximately 200 meters of strike length with near-surface oxide intercepts that included 14.2 meters averaging 4.61g/t gold, with a higher-grade sub-interval of 5.8 meters averaging 10.00 g/t gold and 4.16 g/t silver (true width interpreted as 60 - 80% of reported interval). This year’s drilling targeted the deeper basement schist contact, with two of three holes intersecting gold-silver mineralization.

Drill Hole	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	AuEq (g/t)	Comments
AKC-60	No significant intercepts						Sarikaya Tepe. Failed to intersect projected structure.
AKC-61	101.9	128.0	26.1	4.47	16.39	4.76	Sarikaya Tepe at the contact between conglomerates and underlying basement schist. True width interpreted to be approximately 55-65% of reported interval.
including	103.2	109.0	5.8	13.59	49.65	14.71
	109.0	122.5	13.5	2.60	7.35	2.74
AKC-62	No significant intercepts						Sarikaya Tepe North. Drilled into footwall.
AKC-63	No significant intercepts						Sarikaya Tepe North. Drilled into footwall.
AKC-64	11.5	19.6	8.1	1.35	3.07	1.41	Sarikaya Tepe North within limestone units true width interpreted to be 55-65% of reported interval.
including	15.1	16.7	1.6	6.41	11.30	6.62
AKC-65	112.0	118.2	6.2	3.98	80.25	5.44	Sarikaya Tepe, assays above 112.0m are pending. True width interpreted to be 70- 80% of reported interval.
including	112.0	113.5	1.5	12.45	25.60	12.92
	130-134 m: 4.00m @ % 1.19 Zn and 15.68 g/t Ag

Notes: Intervals reported at a nominal 0.2 g/t Au cutoff. Au equivalent calculated as 55:1 Ag:Au ratio, and assumes that Au and Ag recoveries and net smelter returns are 100%.

Sarikaya Tepe is a 500 by 100 meter zone of surface-exposed quartz veining, silicification, and gold-silver mineralization coincident with a steep north-northwest topographic high. Follow-up surface mapping, geochemical sampling, and a 2012 IP-resistivity survey further extended the trend to Sarikaya Tepe North. The 1.8 kilometer trend from Sarikaya Tepe to Sarikaya Tepe North has seen limited drill testing to date.

Additional Exploration Advancements. EMX also completed property-wide gravity and structural geologic studies. This work identified through-going structural trends that appear to control gold-silver mineralization, and bound large areas of shallow basement rocks termed “basement complexes”. The known areas of gold-silver mineralization fall along the flanks of these complexes, and are spatially coincident with resistivity anomalies produced by silicification and quartz veining. These deep-seated

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boundary structures likely provided the primary conduits for hydrothermal fluids related to mineralization. This new structural framework provides context for the multiple gold-silver zones that occur within Akarca’s district-scale mineralized system, and will be an important tool for further delineating the known gold-silver prospects, as well as increasing the potential for discovering new mineralized zones under cover.

Akarca Overview. The Akarca gold-silver project is an EMX grassroots discovery with multiple gold-silver mineralized zones that are being expanded and advanced. In addition to Sarikaya Tepe, surface exploration work and drilling has delineated five other prospect areas of structurally focused mineralization within broad, lower grade zones, as summarized below.

  The Kucukhugla Tepe, Fula Tepe, and Hugla Tepe prospects occur in the 2.1 by 2.2 kilometer Central Target area. Kucukhugla Tepe is a 100 meter wide, northwest trending corridor of oxide gold-silver mineralization occurring in two sub-parallel systems of veining and stockworking. Fula Tepe zone is a 900 by 200 meter, northeast trending corridor of gold-silver mineralization, quartz veining, wall- rock silicification, and IP-resistivity anomalies. Hugla Tepe is a 650 by 350 meter area of anomalous gold-silver mineralization, quartz veining and IP-resistivity anomalies.

  The Arap Tepe prospect is a three by two kilometer, northwest trending corridor of multiple, sub- parallel zones of oxide gold-silver mineralization, quartz veining, and resistivity anomalies located approximately three kilometers east of the Central Target area. Previous drill results included 55.4 m (true width interpreted as 65 – 85% of the reported interval) averaging 3.10 g/t gold and 4.89 g/t silver.

  The Percem Tepe prospect is a 800-meter long trend of multiple zones of oxide gold-silver mineralization. Previous drill results included 102.2 m (true width interpreted as 65 – 85% of the reported interval) averaging 0.57 g/t gold and 5.50 g/t silver.

Akarca is covered by a JV agreement between EMX and Centerra Exploration B.V. (”Centerra”), a wholly owned subsidiary of Centerra Gold Inc. Centerra recently completed US$5,000,000 in exploration expenditures to fulfill their 50% earn-in requirements. As a follow-up to the earn-in, Centerra must pay $1,000,000 to EMX. Centerra may earn an additional 20% in the project, bringing the total to 70%, by spending a further US$5,000,000 over two years.

EMX Properties in Turkey Available for Partnership. EMX currently has two porphyry copper and gold projects available for partnership in Turkey. The Alankoy porphyry copper-gold project is located in the vicinity of the recently discovered Halilaga porphyry copper-gold deposit in northwestern Turkey (currently being advanced as a Joint Venture project by Teck Resources Limited and Pilot Gold), and Alamos Gold’s Kirazli project. Shallow historic drilling at Alankoy was focused on epithermal gold targets, but one hole drilled in the center of the system ended in copper mineralization. EMX’s Trab-23 property is located in northeast Turkey, and is also available for partnership. The property consists of a series of gold mineralized epithermal quartz veins overprinting stockwork quartz-sulfide veining and porphyry style alteration. Only two short holes have been drilled in the license area (both less than 150 m), with gold-copper-molybdenum grades increasing down-hole and ending in mineralization.

Comments on Sampling, Assaying, and QA/QC. EMX's drill and geochemical samples were collected in accordance with accepted industry standards. The samples were submitted to ALS Chemex laboratories in Izmir, Turkey (ISO 9001:2000) and Vancouver, Canada (ISO 9001:2000 and 17025:2005 accredited) for sample preparation and analysis. Gold was analyzed by fire assay with an AAS finish, and silver underwent aqua regia digestion and analysis with MS/AES techniques. Over limit assays for gold (> 10 g/t Au) were conducted with fire assay and a gravimetric finish. As standard procedure, the Company conducts routine QA/QC analysis on all assay results, including the systematic utilization of certified reference materials, blanks, and field duplicates.

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About EMX. Eurasian Minerals is a global gold and copper exploration company utilizing a partnership business model to explore the world's most promising and underexplored mineral belts. EMX currently has projects in ten countries on four continents, and generates wealth via grassroots prospect generation, strategic acquisition and royalty growth.

Dr. Mesut Soylu, CPG, a Qualified Person as defined by National Instrument 43-101 and consultant to the Company, has reviewed and verified the technical information contained in this news release.

For further information contact:

David M. Cole	Valerie Barlow
President and Chief Executive Officer	Corporate Secretary
Phone: (303) 979-6666	Phone: (604) 688-6390
Email: Dave@EurasianMinerals.com	Email: Valerie@EurasianMinerals.com
Website: www.EurasianMinerals.com

The NYSE MKT, TSX Venture Exchange and the Investment Industry Regulatory Organization of Canada do not accept responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement

This news release may contain "forward looking statements" that reflect the Company's current expectations and projections about its future results. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will" and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause Eurasian's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the three-month period ended March 31, 2012 (the "MD&A") and most recently filed Annual Information Form for the nine-month period ended December 31, 2011 (the "AIF"), actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC's EDGAR website at www.sec.gov.

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